UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number:

CUSIP Number:

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: October 31, 2016

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
☐ Transition Report on Form N-CSR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Violin Memory, Inc.

Full Name of Registrant

Former Name if Applicable

4555 Great America Parkway, Suite 150

Address of Principal Executive Office (Street and Number)

Santa Clara, CA 95054

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Violin Memory, Inc. (the “Company”) is filing this Form 12b-25 with respect to its quarterly report on Form 10-Q for the period ended October 31, 2016 (the “Form 10-Q”). The Company has initiated a process to consider strategic alternatives and has been in restructuring discussions with a variety of parties. This strategic process and restructuring activities have required a considerable amount of time from management and the personnel that normally would be dedicated to the preparation of the Form 10-Q. As a result, the Company needs additional time to complete the Form 10-Q, which the Company was not able to complete by the prescribed due date without unreasonable effort or expense due to the ongoing restructuring discussions.

The Company is currently unable to predict when it will be in a position to file its quarterly report on Form 10-Q for the period ended October 31, 2016.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Cory J. Sindelar	650	396-1698
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

This Form 12b-25 contains forward-looking statements, including the statements regarding the timing of filing the Company’s Quarterly Report on Form 10-Q for the period ended October 31, 2016. The forward-looking statements in this document involve risks and uncertainties that could cause the Company’s actual results to differ materially from that anticipated in these forward-looking statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to, factors discussed in Violin’s periodic reports, including Violin’s Quarterly Report on Form 10-Q for the period ended July 31, 2016 filed with the U.S. Securities and Exchange Commission. All forward-looking statements are based on information available to us on the date hereof, and Violin assumes no obligation to update such statements.

Violin Memory, Inc.

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	December 13, 2016	By:	/s/ Cory J. Sindelar
Cory J. Sindelar Chief Financial Officer